August 15, 2007
Securities and Exchange Commission
Attn: Mr. William Choi
Mail Stop 3561
Washington, D.C. 20549
Dear Mr. Choi:
We received your follow-up letter addressed to our Chief Executive Officer dated August 1, 2007 regarding EZCORP, Inc.’s Form 10-K for the year ended September 30, 2006. In bold italics below is the comment in your letter, and in plain text is our response.
Note I: Common Stock, Warrants, Options, and Share-based Compensation, page 54
1.	We have reviewed your response to prior comment 8 in our letter dated July 3, 2007. Please explain how your treatment of nonvested shares with performance conditions in your computations of diluted earnings per share complies with the requirements of paragraphs 30 and 31 of SFAS 128. Although it appears your stock grants which vest based solely on continued employment should be included in the computation of diluted earnings per share using the treasury stock method, it seems your unvested share awards which include performance conditions should be reflected in diluted earnings per share as of the beginning of the period (or as of the date of grant if later) only if they meet the criteria contained in paragraph 30 of SFAS 128. Refer to Illustration 3 in Appendix C of SFAS 128. If you continue to believe your reported EPS computations are appropriate, please provide us with illustrative examples of how you reflect the performance based stock awards in your diluted earnings per share computations, otherwise please revise your reported EPS for all periods presented accordingly.
Response: Although certain nonvested shares (“RSAs”) outstanding in the fiscal periods presented in the annual report on Form 10-K for the year ended September 30, 2006 contained contingent vesting acceleration provisions, all such shares can ultimately vest by the passage of time and continued service according to the terms of their grants, regardless of whether the acceleration criteria are achieved. Therefore, paragraphs 30 and 31 of SFAS 128 are not applicable for any of the periods presented in the annual report on Form 10-K for the year ended September 30, 2006.
We disclosed in our report the grant of certain RSAs subsequent to the end of the periods being presented that are subject to vesting solely based on the achievement of performance criteria. Paragraphs 30 and 31 of SFAS 128 are applicable to these shares. However, none of these shares were outstanding at the end of the periods being presented, and therefore have no effect on the calculation of EPS for any of the periods presented.
We also acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your follow-up comment and assistance in improving our disclosures. Please let me know if you have any further comments or suggestions.
Sincerely,
/s/ Dan N. Tonissen
Dan N. Tonissen
Senior Vice President, Chief Financial Officer, and Director